KANSAS GAS SERVICE, A DIVISION OF

ONE GAS, INC.

15 EAST FIFTH STREET

TULSA, OKLAHOMA 74103

October 14, 2022

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Structured Finance

Attention: Kayla Roberts and Arthur Sandel

RE:	Kansas Gas Service, a Division of ONE Gas, Inc.

Kansas Gas Service Securitization I, L.L.C.

Registration Statement on Form SF-1

Filed September 8, 2022

File Nos. 333-267322 and 333-267322-01

Ladies and Gentlemen:

On behalf of Kansas Gas Service, a division of ONE Gas, Inc. (“ONE Gas”) and Kansas Gas Service Securitization I, L.L.C. (the “Issuing Entity” and, together with ONE Gas, the “Registrants”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”) which is being filed simultaneously with this response letter. Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 4, 2022, and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on September 8, 2022.

Set forth below are the Registrants’ responses to the Staff’s comments. The Registrants’ responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Registration Statement on Form SF-1

General

1.

We note that throughout the registration statement you refer to the “series supplement” to the indenture. Please explain to us why a series supplement to the indenture is necessary for the issuance of the securities and file a form of series supplement as an exhibit to your registration statement. Otherwise, please delete the references to the series supplement.

RESPONSE: The Registrants confirm that they will be utilizing a series supplement to the indenture for the issuance of the securitized utility tariff bonds in order to specify the terms thereof instead of embedding the terms of the securitized utility tariff bonds in the indenture itself. The form of the series supplement is attached as Exhibit B to the form of indenture filed with Amendment No. 1. The Registrants will file the final executed indenture and the final executed series supplement as separate exhibits to a Current Report on Form 8-K in connection with the closing of the offering of the securitized utility tariff bonds.

2.

Please confirm that no more than 50% of the securitized utility tariff property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of Regulation AB.

RESPONSE: The Registrants respectfully submit that the securitized utility tariff charges have not been imposed and accordingly there are no delinquencies with respect to the securitized utility tariff property at this time. Further, the securitized utility tariff property is not a receivable, and the securitized utility tariff property and other collateral held by the trustee securing the securitized utility tariff bonds do not constitute a pool of receivables. Securitized utility tariff charges will be collected as part of the normal billing process of Kansas Gas Service, a regulated gas utility and division of ONE Gas (“Kansas Gas”), and delinquencies or under-collections in one customer class will be taken into account in the true-up mechanism to adjust the securitized utility tariff charges that all retail customers of Kansas Gas are obligated to pay.

Form of Prospectus

Prospectus Summary of Terms

Credit enhancement, page 12

3.

We note your disclosure that “KGS may provide for other various forms of credit enhancement, including letters of credit, reserve accounts, surety bonds, and other mechanisms . . . .” Because your filing is made on Form SF-1, the registration statement must be complete prior to effectiveness with the exception of information that may be omitted pursuant to Rule 430A. As details about forms of credit enhancement available for this offering do not relate to pricing information, your prospectus must clearly identify all credit enhancement supporting cash flows for this offering prior to effectiveness. See Securities Act Rule 430A and Items 1114 and 1115 of Regulation AB.

RESPONSE: In response to the Staff’s comment, the Registrants have revised the disclosure on page 13 of Amendment No. 1 to remove the references to other various forms of credit enhancement.

Legal Proceedings, page 141

4.

We note your statement that there are no legal or governmental proceedings pending against the transaction parties that are material to the securitized utility tariff bondholders. We also note, however, your disclosure under the heading “The Trustee” beginning on page 96, that there are several pending legal proceedings against the trustee in their capacity as trustee for several asset-backed securities trusts. Please revise your disclosure as necessary to reconcile these statements. See Item 1117 of Regulation AB.

RESPONSE: The Registrants have revised the disclosure on page 97 of Amendment No. 1 regarding the pending legal proceedings against the trustee in their capacity as such for several asset-backed securities trusts to clarify that the trustee is not subject to any legal proceedings that are material to securitized utility tariff bondholders and have added a cross-reference to such disclosure on page 141 of Amendment No. 1. In addition, the Registrants confirm that they updated the disclosure regarding the trustee as well as the separately captioned section on legal proceedings to accurately reflect any legal proceedings to which the trustee may be subject that are material to the securitized utility tariff bondholders in accordance with Item 1117 of Regulation AB.

Legal Matters, page 147

5.

We note your disclosure that certain legal matters relating to the issuing entity and issuance of the securitized utility tariff bonds will be passed upon by Baker Botts L.L.P., Houston, Texas and Richards, Layton & Finger, P.A., Wilmington, Delaware, and that certain other legal matters relating to the issuance of the securitized utility tariff bonds will be passed on by Anderson & Byrd, LLP, Ottawa, Kansas. However, we only see the legality opinion of Baker Botts listed on the exhibit list (in addition to their tax and constitutionality opinions, as well as a constitutionality opinion from Husch Blackwell LLP). Please revise to clarify what legal matters will be passed upon by each of the law firms, and include, to the extent required, legal opinions for each as exhibits to your registration statement.

RESPONSE: In response to the Staff’s comment, the Registrants have revised the Legal Matters section on page 147 of Amendment No. 1.

Part II—Information Not Required in Prospectus

Item 14. Exhibits, page II-5

6.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction i to Item 601 of Regulation S-K.

RESPONSE: The Registrants have filed some of the remaining exhibits as exhibits to Amendment No. 1 and will file the remaining exhibits, except for the Underwriting Agreement, which will be filed as an exhibit to a Current Report on Form 8-K pursuant to Item 601(b)(1) of Regulation S-K, with a subsequent amendment to the Registration Statement.

* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184.

Very truly yours,

/s/ Caron A. Lawhorn
Caron A. Lawhorn
Senior Vice President and Chief Financial Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Joseph L. McCormick, ONE Gas, Inc.

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